UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: May 17, 2011

	By:	/s/ Alexander Izosimov
	Name:	Alexander Izosimov
	Title:	Chief Executive Officer

VIMPELCOM LTD. ANNOUNCES SENIOR MANAGEMENT APPOINTMENTS

Amsterdam and New York (May 17, 2011) – VimpelCom Ltd. (“VimpelCom” or the “Company”) (NYSE: VIP), a leading international provider of telecommunications services, announces the following appointments to the Company’s management team:

•	Ahmed Abou Doma has been appointed Group Executive Vice President and Head of the Asia and Africa Business Unit;

•	Ossama Bessada has been appointed Group Executive Vice President and Head of the Europe and North America Business Unit;

•	Romano Righetti has been appointed Head of the group’s Regulatory Board;

•	Philip Tohmé has been appointed Group Chief Technology Officer; and

•

Gerbrand Nijman has been appointed as the new Group Director of Investor Relations. Mr. Nijman succeeds Alexey Subbotin, who has decided to pursue other opportunities after successfully leading VimpelCom’s investor relations program for almost 3 years.

The appointments are effective immediately. Messrs. Abou Doma, Bessada, Righetti and Tohmé will report to Khaled Bichara, the Company’s President and Group Chief Operating Officer. Mr. Nijman will report to Henk van Dalen, the Group Chief Financial Officer.

Alexander Izosimov, Group Chief Executive Officer of VimpelCom Ltd., said, “Following our combination with Wind Telecom, our Board created a new corporate structure to drive the successful development of the enlarged VimpelCom group. Today, we are glad to announce the appointment of talented individuals with strong track records to our management team. With these new appointments, our management team has a wealth of industry expertise and a diversity of experience that matches our vast commercial and geographic footprint. We are confident that our management team will continue to drive VimpelCom’s further growth.”

As communicated on April 15, 2011, following the completion of the combination of VimpelCom and Wind Telecom, VimpelCom’s Supervisory Board approved a new corporate structure designed to support the successful development of VimpelCom’s enlarged commercial and geographic footprint, while maintaining a lean corporate and management function. The new corporate structure consists of five key Business Units:

•	Europe and North America (including Italy and Canada)*

•	Russia

•	Ukraine

•	CIS

•	Africa and Asia (including Orascom Telecom and South East Asia)*

The Company’s corporate headquarters are in Amsterdam with centralized corporate functions, including corporate finance, tax, accounting and control, treasury, legal, regulatory affairs, human resources, public relations, investor relations, M&A, commercial operations and technological strategy/procurement function.

*	The Canadian and South East Asia operations will involve cross-management agreements with Orascom Telecom Holding that are subject to approval by the general shareholders meeting of Orascom Telecom Holding.

Biographies

Ahmed Abou Doma, Group Executive Vice President, Head of the Asia and Africa Business Unit and Chief Executive Officer of Orascom Telecom Holding. Previously Mr. Abou Doma served as the Chief Executive Officer in Banglalink, Orascom Telecom Holding (from January 2009). Earlier, Mr. Abou Doma held the position of Marketing Director in Mobinil, Egypt (from 2003). He joined Mobinil in 1998 as a Market Development Manager and from 2000 till 2003 Mr. Abou Doma held positions of Senior Market Manager for Planning and Development and Senior Manager for Market Strategy and Analysis in Mobinil. Before joining Mobinil. Mr. Abou Doma worked for IBM and Datum IDS. Mr. Abou Doma acquired a Bachelor of Science in Electronics and Communication Engineering from Cairo University in 1992. Mr. Abou Doma has received the “Telecom Business Planning Award” from the international Telecommunication Union (ITU) based in Switzerland. He also completed the International Executive Program (IEP) from INSEAD Business School in Singapore and France.

Ossama Bessada, Group Executive Vice President, Head of the Europe and North America business unit, CEO of Wind Telecomunicazioni. Previously Mr. Bessada held the positions of Chief Operating Officer in Wind Telecomunicazioni S.p.A, Orascom Telecom Holding, (since April 2009) and Group Chief Commercial Officer of Orascom Telecom Holding S.A.E. Prior to this Mr. Bessada was a Commercial Director of Orascom Telecom Holding and Group GSM Services Development Director, significantly contributed to the successful launch of a number of operational start-ups as the Commercial Director of Syriatel and served as the Marketing Director of Orascom Telecom Algeria. Mr. Bessada has over 17 years of experience in telecommunications. He holds a Bachelor’s degree in telecommunication engineering as well as a Master’s degree in Business Administration.

Romano Righetti, Head of the Group’s Regulatory Board. Mr. Righetti is also Deputy Chief Operating Officer and Director of the Regulatory Affairs and Institutional Relations department in Wind Telecomunicazioni S.p.A. Mr. Righetti has been working in Wind Telecomunicazioni S.p.A. since 2006. Before this, Mr. Righetti served for 6 years as Vice President of International Regulatory/Antitrust Affairs and International Institutions in Telecom Italia S.p.A. Since 1995 first as General Manager of the Ministry of Communications and then as Head of the Regulations department at AGCOM, Mr. Righetti has directly followed the opening up to competition of the telecommunications sector in Italy. Mr. Righetti graduated from L.U.I.S.S. in Economics and Commerce, is a member of AIAF (Italian Financial Analysts Association), and is also its official accounts auditor.

Philip Tohmé, Group Chief Technology Officer. Since 2006 Mr. Tohmé held positions of Chief Technology Officer in Wind Telecomunicazioni S.p.A. and Wind Telecom. Previously, Mr. Tohmé worked as Chief Operating Officer in Djezzy (Orascom Telecom Algeria), Chief Technology Officer in Orascom Telecom Holding S.A.E. and Technical Director of MobiNil (Egypt). Prior to joining the Orascom Telecom group, Mr. Tohmé worked in several technical positions in the launch of two mobile operators, Cellis (Lebanon) and MobilRom (Romania). Mr. Tohmé has a Bachelor’s degree in electrical engineering from the American University of Beirut (1989) and a Master’s degree in Electrical Engineering from Virginia Polytechnich Institute and State University (1991).

Gerbrand Nijman, Group Director Investor Relations. Mr. Nijman joins VimpelCom from AEGON, where he served as Senior Vice President and Head of Investor Relations. Prior to AEGON, which he joined in March 2007, he was Equity Sales Director in Telecommunications at ING and served as Head of Investor Relations at Celtel International, a leading mobile operator in Africa. Before Celtel, he was Head of Investor Relations with Royal KPN, having previously been the Finance Director of KPN Wholesale and KPN International. Before joining KPN, Mr. Nijman was Chief Financial Officer of the VERDER Group and a business controller with Unilever. Mr. Nijman is a chartered accountant, having graduated in business science at the University of Amsterdam. He is also Chairman of the Dutch Investor Relations organization, NEVIR.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators offering a wide range of wireless, fixed, and broadband services in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Namibia, Central African Republic, Italy and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 843 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “Banglalink”, “Telecel”, and “Djezzy” brands. As of December 31, 2010 VimpelCom had 181 million mobile subscribers. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: www.vimpelcom.com.

For more information, please contact:

Questions regarding Investor Relations:

Gerbrand Nijman

Alexey Subbotin

VimpelCom

Tel: +31 (0)20 79 77 200 (Amsterdam)

Tel: + 7 495 974-5888 (Moscow)

Investor_Relations@vimpelcom.com

Questions regarding Media and Public Relations:

Elena Prokhorova

VimpelCom

+7(495) 725-0708 (Moscow)

pr@vimpelcom.com